Exhibit I

Capital Product Partners L.P. Announces Results of Rights Offering

ATHENS, Greece, December 14, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP”, or “we”/ “us”) (NASDAQ:CPLP) today announced the final results of its previously announced rights offering to raise proceeds of up to $500,000,000 (the “Rights Offering”).

The subscription period for the Rights Offering expired at 5:00 p.m., New York City time, on December 13, 2023 (the “Expiration Date”). The Rights Offering resulted in subscriptions for 445,988 common units representing limited partnership interests in CPLP (the “Common Units”) offered at an exercise price of $14.25 per Common Unit. The Common Units subscribed for are expected to be issued to participating unitholders on or about December 22, 2023. Any excess subscription payments received by Computershare Trust Company, N.A. will be returned to investors promptly, without interest or penalty, following the closing of the Rights Offering.

As previously announced, the Partnership entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with Capital Maritime & Trading Corp. (“Capital Maritime”), pursuant to which Capital Maritime agreed to purchase from CPLP, at $14.25 per Common Unit (which is equal to the subscription price in the Rights Offering), the number of Common Units offered pursuant to the Rights Offering that are not issued pursuant to the Rights Offering. Because the Rights Offering was not fully subscribed, Capital Maritime will purchase 34,641,731 Common Units pursuant to the Standby Purchase Agreement for an aggregate amount of $493,644,666.75. Following the closing of the Rights Offering and the Standby Purchase Agreement, we expect to have 55,039,143 Common Units outstanding. Capital Maritime will own 39,808,881 Common Units, representing 72.3% of the Common Units outstanding (40,962,727 Common Units together with the Common Units owned by Capital Gas Corp., an affiliate of Capital Maritime, representing 74.4% of the Common Units outstanding) excluding 870,522 treasury units and 348,570 general partner units.

The proceeds to be received by the Partnership pursuant to the Rights Offering and the Standby Purchase Agreement are expected to be approximately $500 million. We conducted the Rights Offering pursuant to the terms of an umbrella agreement, which we entered into on November 13, 2023 with Capital Maritime and Capital GP L.L.C. (the “Umbrella Agreement”). The proceeds from the Rights Offering will be used to finance a portion of the purchase price for 11 liquefied natural gas carrier (LNG/C) vessels that we have agreed to purchase from Capital Maritime pursuant to the Umbrella Agreement, which is expected to close on December 22, 2023.

The Rights Offering is more fully described and was made pursuant to CPLP’s effective registration statement on Form F-3 and a prospectus supplement filed with the Securities and Exchange Commission on November 27, 2023 (together with the base prospectus included in the registration statement, the “Prospectus”). Copies of the Prospectus, which contains further details regarding the Rights Offering, can be accessed through the SEC’s website at www.sec.gov.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG carrier vessels, 12 Neo-Panamax container vessels and three Panamax container vessels.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

This communication includes forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including, among other things, the transaction contemplated pursuant to the Umbrella Agreement, our expected performance following such transactions, our expectations or objectives regarding future distributions and market and charter rates expectations. These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated, including but not limited to adverse change in the LNG commodity and shipping markets in general including container shipping markets, changes in interest rates and interest rates expectations, changes in the availability and cost of vessel financing, the ability of our counterparties to perform under the respective contracts including charter parties and ship building contracts, material changes in the operating expenses and maintenance capex of our vessels and material changes in the regulatory environment for shipping. For a discussion of some of the factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report on Form 20-F filed with the SEC on April 26, 2023. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We make no prediction or statement about the performance of our common units.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com